Exhibit 99.1

Sun Life increases common shareholders' dividend payable in December 2021 by 20%

TORONTO, Nov. 8, 2021 /CNW/ - The Board of Directors of Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) today announced a dividend of $0.11 per share on the common shares of the Company, payable on December 31, 2021 to shareholders of record at the close of business on November 24, 2021.

Combining this supplementary dividend and the quarterly dividend of $0.55 per share declared on November 3, 2021, Sun Life shareholders will receive a total quarterly common shareholder dividend of $0.66 per share or a 20% increase from the prior quarterly dividend payment.

This supplementary dividend follows the announcement by the Office of the Superintendent of Financial Institutions ("OSFI") on November 4, 2021 to remove its expectations that federally regulated financial institutions halt dividend increases. OSFI halted dividend increases and share buybacks on March 13, 2020, at the start of the COVID-19 pandemic.

Sun Life has demonstrated a strong track record of delivering shareholder value and progressive dividend increases. The Company remains committed to its dividend payout ratio of 40 - 50% as part of the Company's medium-term financial objectives.

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan ("the Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2021, Sun Life had total assets under management of $1.39 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Rajani Kamath
Associate Vice-President
Corporate Communications
T: 416 979-6070
rajani.kamath@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President,
Head of Investor Relations & Capital Markets
T: 416-979-6496
Investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 07:14e 08-NOV-21